[Letterhead of Imaging Diagnostic Systems, Inc.]

March 9, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Ms. Mary Beth Breslin

Re:
Imaging Diagnostic Systems, Inc. Application For Withdrawal of Post-Effective Amendment No. 1 filed on February 26, 2009 to the Registration Statement on Form S-1 (File No. 333-154798) for filing with an incorrect EDGAR tag

Dear Ms. Breslin:

Imaging Diagnostic Systems, Inc. hereby applies to withdraw the Post Effective Amendment No. 1 filed on February 26, 2009 to the Registration Statement with an incorrect EDGAR tag designating the filing as a Pre-Effective Amendment rather than a Post-Effective Amendment to the Registration Statement.  The filing was filed with the Commission with the proper EDGAR tag, POS AM, on March 9, 2009.

If you have any questions with respect to this matter, please contact our counsel, Robert B. Macaulay, of Carlton Fields, P.A. at (305) 530-4026.

Sincerely,

Imaging Diagnostic Systems, Inc.

By:	/s/ Linda B. Grable
Linda B. Grable
Chief Executive Officer

cc:	Russell Mancuso, Branch Chief (Securities and Exchange Commission) Robert B. Macaulay (Carlton Fields, P.A.)